SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Appendix 4D

Prana Biotechnology Limited	(ASX:PBT)

Appendix 4D

For the Half Year Ended 31 December 2011

Results for Announcement to the Market

Current Reporting Period - Half year Ended 31 December 2011

Previous Reporting Period - Half year Ended 31 December 2010

Revenue from continuing operations	up	56.83%	to	$110,266

Loss after tax attributable to members	down	12.09%	to	($3,369,841)

Net loss for the period attributable to members	down	12.09%	to	($3,369,841)

Dividends (distribution)	Amount per Security	Franked Amount per Security

Final dividend	n/a	n/a

Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)

As at 31 December 2011	1.93
As at 30 June 2011	2.52

Record date for determining entitlements to the
dividend, (in the case of a trust, distribution)	n/a

Explanation of the above information:

Prana Biotechnology Ltd recorded revenue of A$110,266 for the period ended 31 December 2011 (2010: A$70,310), which is interest received on company bank accounts. The increase in interest received is due to increased amounts of cash on hand.

Prana Biotechnology Ltd has incurred a loss for the half year of A$3,369,841 (2010: A$3,833,093). This loss has increased due to an increase in expenditure on research and development.

Refer to the Directors' Report - Review of Operations for further information.

Interim Financial Report

Appendix 4D

Interim Financial Report

For the Half Year ended 31 December 2011

(Previous corresponding period: Half Year ended 31 December 2010)

To be read in conjunction with the 30 June 2011 Annual Report

In compliance with Listing Rule 4.2A

Table of Contents

Directors’ Report	4

Auditors’ Independence Declaration	6

Statement of Comprehensive Income	7

Statement of Financial Position	8

Statement of Changes in Equity	9

Cash Flow Statement	10

Notes to the Financial Statements	11

Directors' Declaration	16

Auditors’ Review Report	17

Directors' Report Continued......

Your Directors present the following Report on the consolidated entity consisting of Prana Biotechnology Limited (the Company) and the entities it controlled at the end of, or during, the half year ended 31 December 2011.

Directors

The following persons were Directors of the Company during the half-year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Dr George Mihaly	Non-Executive Director
Mr Brian Meltzer	Non-Executive Director
Mr Peter Marks	Non-Executive Director
Mr Lawrence Gozlan*	Non-Executive Director

*Mr Lawrence Gozlan was appointed as a director on 8 August 2011 and remains in office to the date of this report.

Results and Review of Operations

Results

The Company reported a loss for the half-year of $3,369,841 (2010: $3,833,093). The loss is after fully expensing all research and development costs.

Review of Operations

Detailed below is an update on the status of the Company's development projects and overall operations for the half-year ended 31 December 2011.

The Company's 30 June 2011 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Key Events Summary

•	In August 2011, we announced that The Michael J. Fox Foundation (MJFF) had provided a grant to support the pre-clinical characterization of our Parkinson's Disease (PD) compound, PBT434. The program entitled, 'PBT434, a novel neuroprotective drug for Parkinson's disease; completion of preclinical studies to enable human clinical trials' is part of MJFF's 2011 Pipeline Program to support its Therapeutic Development Initiative and is awarded after a highly competitive, peer reviewed process. The grant supports a spectrum of assays and testing to help characterize the safety and suitability of PBT434 for human trials. The therapeutic strategy for PBT434 is to preserve the specific neurons that perish in PD, resulting in loss of the neurotransmitter dopamine that is responsible for controlling motor function. In animal modeling it has been shown that these critical neurons, the substantia nigra are not only preserved when treated with PBT434, that motor coordination is also significantly improved without the need to supplement with dopamine. Prana is working closely with the MJFF in the research program to assess the potential for PBT434. Notably, in November 2011 the United States Patent and Trademark Office issued a Notice of Allowance for pharmaceutical compositions containing PBT434.

•	During September 2011, the World Congress on Huntington's Disease (HD) was held in Melbourne providing Prana a unique opportunity to liaise and consult with world leaders in Huntington's Disease research and clinical development. Patient groups such as the Australian Huntington's Disease Association and the Huntington's Disease Society of America welcomed plans for the forthcoming Phase IIa trial with Prana's PBT2. Prana has entered into a contract with the University of Rochester to perform part of the Huntington's Disease clinical trial activity. The trial design entails a double blinded study with 100 patients with early to mid-stage HD being administered either 100mg or 250mg dose of PBT2 or placebo for six months. Previously, treatment with PBT2 has resulted in significant improvement in cognitive executive function in three months of administration in mild Alzheimer's disease (AD) patients. At this time, there is no marketed treatment for the cognitive impairment suffered by HD patients.

Directors' Report Continued......

•	Prana's research and discovery team have continued to publish in peer reviewed journals further findings on the underlying mechanisms of action of PBT2 that may contribute to its ability to improve cognitive function. In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain, contributes to PBT2 degrading the protein beta-amyloid to reduce toxicity and also promotes the phosphorylation of cellular protein kinase, GSK3, an important target in the brain AD research. In addition, one of Prana's research scientists, Dr Paul Adlard received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, "The role of metals in healthy brain ageing: identification of novel compounds to prevent age-related cognitive decline". The grant will provide an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with ageing and AD. Also in October, Prana scientist and co-inventor of PBT2, Dr. Kevin Barnham, was awarded a NMHRC grant to explore how PBT2's copper binding and transport activity can inhibit brain excitotoxicity, being the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors). Excitotoxicty is a common feature in the brains of patients affected by neurodegenerative disorders such as AD and HD.

•	In November, Prana announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital Melbourne, to commence its 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild AD. The study is being supported by the New York based Alzheimer's Drug Discovery Foundation. The forty patients will be randomized to receive either 250mg of PBT2 or placebo daily. The study will assess the effect of PBT2 on brain beta-amyloid deposits and brain activity using Positron Emission Tomography (PET) imaging techniques. The study will also measure cognitive endpoints as assessed by the Neuropsychological Test Battery (NTB). In December patient screening commenced for the imaging trial and was given the study name "IMAGINE'.

Auditor's Independence Declaration

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Melbourne

Dated: 23rd Day of February 2012

Auditor's Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half year ended 31 December 2011, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Andrew Barlow
Partner	23 February, 2012
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Blvd, Southbank VIC, 3006

GPO Box 1331, MelbourneVIC, 3001 DX77, Melbourne, Australia

T +613 8603 1000, F +613 8603 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Statement of Comprehensive Income

Statement of Comprehensive Income

For the Half Year Ended 31 December 2011

		Consolidated Entity
	Note	31 December 2011	31 December 2010
		$	$

Revenue from continuing operations		110,266	70,310

Other Income	4	762,861	-
Intellectual property expenses		(133,577)	(212,103)
Auditor and accounting expenses		(78,873)	(87,888)
Research and development expenses	5	(2,075,697)	(1,535,868)
Personnel expenses		(1,224,227)	(1,349,151)
Depreciation expenses		(10,497)	(16,658)
Other expenses		(620,502)	(429,210)
Travel expenses		(57,918)	(62,348)
Public relations and marketing expenses		(73,203)	(56,299)
Foreign exchange gain (loss)		8,592	(153,878)
Gain on fair valuation of financial liabilities		22,934	-

Loss before income tax expense		(3,369,841)	(3,833,093)

Income tax expense		-	-

Loss for the period		(3,369,841)	(3,833,093)

Other comprehensive income		-	-

Other comprehensive income for the period, net of tax		-	-

Total comprehensive loss for the period		(3,369,841)	(3,833,093)

		Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the Company:
Basic loss per share	9	(1.20)	(1.59)
Diluted loss per share	9	(1.20)	(1.59)

The accompanying notes form part of these financial statements.

Statement of Financial Position

Statement of Financial Position

As at 31 December 2011

		Consolidated Entity
	Note	31 December 2011	30 June 2011
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		6,747,177	8,838,245
Trade and other receivables		691,909	3,373
Other current assets		79,501	90,588

TOTAL CURRENT ASSETS		7,518,587	8,932,206

NON-CURRENT ASSETS
Plant and equipment		32,516	40,909
Other non-current assets		37,837	37,837

TOTAL NON-CURRENT ASSETS		70,353	78,746

TOTAL ASSETS		7,588,940	9,010,952

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		1,384,393	1,399,584
Other financial liabilities		332,881	355,815
Provisions		348,156	319,965

TOTAL CURRENT LIABILITIES		2,065,430	2,075,364

NON-CURRENT LIABILITIES
Provisions		6,489	4,386

TOTAL NON-CURRENT LIABILITIES		6,489	4,386

TOTAL LIABILITIES		2,071,919	2,079,750

NET ASSETS		5,517,021	6,931,202

EQUITY
Issued and unissued capital	7	84,268,419	82,340,819
Reserves	8	9,523,055	9,494,995
Accumulated losses		(88,274,453)	(84,904,612)

TOTAL EQUITY		5,517,021	6,931,202

The accompanying notes form part of these financial statements.

Statement of Changes in Equity

Statement of Changes in Equity

For the Half Year Ended 31 December 2011

	Issued and	Consolidated Entity
	Unissued		Accumulated
	Capital	Reserve	Losses	Total
	$	$	$	$
Balance at 30 June 2010	75,120,164	8,582,579	(78,473,427)	5,229,316
Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,146,783	-	-	1,146,783
Options exercised	189,648	(189,648)	-	-
Options issued	-	5,850	-	5,850
Options forfeited	-	(2,266)	-	(2,266)
Equity to be issued	4,767	-	-	4,767
Transaction costs	(20,123)	-	-	(20,123)
Share options - value of share option scheme	-	17,724	-	17,724
	1,321,075	(168,340)	-	1,152,735
Loss for the year	-	-	(3,833,093)	(3,833,093)
Total comprehensive income for the year	-	-	(3,833,093)	(3,833,093)
Balance at 31 December 2010	76,441,239	8,414,239	(82,306,520)	2,548,958
Transactions with owners in their capacity as owners:
Shares issued gross of costs	6,442,482	-	-	6,442,482
Options exercised	-	-	-	-
Options issued	-	1,057,182	-	1,057,182
Options forfeited	-	-	-	-
Equity to be issued	-	-	-	-
Transaction costs	(542,902)	-	-	(542,902)
Share options - value of share option scheme	-	23,574	-	23,574
	5,899,580	1,080,756	-	6,980,336
Loss for the year	-	-	(2,598,092)	(2,598,092)
Total comprehensive income for the year	-	-	(2,598,092)	(2,598,092)
Balance at 30 June 2011	82,340,819	9,494,995	(84,904,612)	6,931,202
Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,923,432	-	-	1,923,432
Options exercised	120,536	(120,536)	-	-
Options issued	-	125,022	-	125,022
Options forfeited	-	-	-	-
Equity to be issued	8,525	-	-	8,525
Transaction costs	(124,893)	-	-	(124,893)
Share options - value of share option scheme	-	23,574	-	23,574
	1,927,600	28,060	-	1,955,660
Loss for the year	-	-	(3,369,841)	(3,369,841)
Total comprehensive income for the year	-	-	(3,369,841)	(3,369,841)
Balance at 31 December 2011	84,268,419	9,523,055	(88,274,453)	5,517,021

The accompanying notes form part of these financial statements.

Cash Flow Statement

Cash flow Statement

For the Half Year Ended 31 December 2011

		Consolidated Entity
	Note	31 December 2011	31 December 2010
		$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(4,103,131)	(3,361,784)
Interest received		110,251	70,440
Other (Michael J Fox Foundation Grant)		99,768	-

NET OPERATING CASH FLOWS	11	(3,893,112)	(3,291,344)
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payment for purchases of plant and equipment		(2,101)	(8,083)

NET INVESTING CASH FLOWS		(2,101)	(8,083)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		1,923,433	1,150,000
Transaction costs relating to equity issuances		(124,893)	(20,123)

NET FINANCING CASH FLOWS		1,798,540	1,129,877

NET INCREASE IN CASH AND CASH EQUIVALENTS		(2,096,673)	(2,169,550)

Cash and cash equivalents at the beginning of the half year		8,838,245	5,227,298
Effects of exchange rate changes on cash and cash equivalents		5,605	(176,193)

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR		6,747,177	2,881,555

The accompanying notes form part of these financial statements.

Notes to the Financial Statements Continued......

Note 1 - Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2011 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting ("AASB 134") and the Corporations Act 2001. This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2011 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Accounting Policies

The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2011.

Going Concern

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 31 December 2011, the consolidated entity incurred an operating loss of A$3,369,841 (December 2010 loss: A$3,833,093). As at the half year-end, the consolidated entity's net assets stood at A$5,517,021 (June 2011: A$6,931,202). The consolidated entity's cash position has decreased to A$6,747,177 at 31 December 2011 from A$8,838,245 at 30 June 2011.

The Directors believe that the going concern basis of preparation is appropriate based on the following:

•	On 14 July 2011 the Company filed a prospectus to sell up to an aggregate 50 million ordinary shares, represented by 5 million American Depositary Receipts (ADRs) through an "at-the-market" (ATM) facility and appointed McNicoll, Lewis & Vlak LLC (MLV) as sales agent. At Prana's discretion and instruction, MLV will use its commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers' transactions on the NASDAQ Capital Market. As of 31 December 2011, the Company sold 1,011,013 of its ADRs for aggregate gross proceeds of approximately A$1.87 million (US$1.85 million) and in the months of January and February 2012 the Company sold additional 966,924 of its ADRs for aggregate gross proceeds of approximately A$1.55 million (US$1.63 million) through its "at-the-market" (ATM) facility.
•	In parallel, the Company continues to pursue raising additional funds through alternative funding structures.
•	Notwithstanding, the Company has the ability to scale down its operations and prioritise its research and development programs in neurology should the need arise.

At this time, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position at 31 December 2011. Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 2 - Dividends

The Company resolved not to declare any dividends for the period ended 31 December 2011.

Note 3 - Segment Information

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Notes to the Financial Statements Continued......

Note 4 – Other Income

	Consolidated Entity
	31 December 2011	31 December 2010
	$	$

R&D Tax Concession	696,965	-
Michael J Fox Foundation Grant	65,896	-

Total Other Income	762,861	-

Note 5 – Research and Development

		Consolidated Entity
		31 December 2011	31 December 2010
	Note	$	$

Research and development expenses

Personnel expenses related to research and development		(321,771)	(223,177)
Research and development expenses	(a)	(2,075,697)	(1,535,868)

Total Research and development expenses		(2,397,468)	(1,759,045)

(a) Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

Note 6 - Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Notes to the Financial Statements Continued......

Note 7 - Contributed Equity

		Consolidated Entity
		31 December 2011		30 June 2011
	Note	No.	$	No.	$

Fully Paid Ordinary Shares	(a)	285,738,778	81,566,775	275,286,783	79,639,175
Options over Fully Paid Ordinary Shares	(b)	-	2,701,644	-	2,701,644

Total Issued and Unissued Capital			84,268,419		82,340,819

(a) Fully Paid Ordinary Shares

At the beginning of the year		275,286,783	79,639,175	234,045,871	72,418,520
Shares issued		10,110,130	1,931,957	40,424,329	7,594,032
Shares issued upon exercise of options		341,865	120,536	816,583	189,648
Transaction costs relating to share issues		-	(124,893)	-	(563,025)

At the end of the year		285,738,778	81,566,775	275,286,783	79,639,175

(b) Options over Fully Paid Ordinary Shares

At the beginning of the year		-	2,701,644	-	2,701,644
Expired options, unexercised		-	-	-	-

At the end of the year		-	2,701,644	-	2,701,644

Note 8 – Reserves – Share Based Payments

	Consolidated Entity
	31 December 2011		30 June 2011
	No.	$	No.	$

Options over Fully Paid Ordinary Shares	28,202,528	7,554,058	26,043,956	7,525,998
Options over ADRs	380,000	1,515,434	380,000	1,515,434
Options over Warrants	612,397	453,563	612,397	453,563

Total Share Based Payments	29,194,925	9,523,055	27,036,353	9,494,995

During the half year ended 31 December 2011, the following movements in options to purchase fully paid ordinary shares occurred:

Options

•	Grant of options to purchase 850,437 ordinary shares by employees
•	Grant of options to purchase 1,650,000 ordinary shares by consultants
•	Exercise of options to purchase 91,865 ordinary shares by employees
•	Exercise of options to purchase 250,000 ordinary shares by consultants

Notes to the Financial Statements Continued......

Note 9 - Loss per Share

	Consolidated Entity
	31 December 2011	31 December 2010
Basic loss per share (cents)	(1.20)	(1.59)
Diluted loss per share (cents)	(1.20)	(1.59)

	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(3,369,841)	(3,833,093)

	No	No
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	279,656,619	240,724,753

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share. There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 10 - Net Tangible Assets

	Consolidated Entity
	31 December 2011	30 June 2011
Net Tangible Assets	$5,517,021	$6,931,202
No. of Shares	285,738,778	275,286,783

Net Tangible Assets (cents)	1.93	2.52

Note 11 - Cash Flow Reconciliation

	Consolidated Entity
	31 December 2011	31 December 2010
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax Expense	(3,369,841)	(3,833,093)

Add back depreciation expense	10,497	16,658
Add back (gain) on fair value of financial liabilities	(22,934)	-
Add back share based payments expense	157,117	22,860
(Gain)/Loss on sale of plant & equipment	-	(5,488)
Increase/(Decrease) in provisions	30,294	(12,386)
(Increase)/Decrease in accounts receivable	(688,536)	130
Decrease in other current assets	11,087	798,986
(Decrease) in accounts payable	(15,191)	(455,204)
Add back foreign exchange	(5,605)	176,193
Net Operating Cash Flows	(3,893,112)	(3,291,344)

(b) Reconciliation of cash and cash equivalents

	31 December 2011	30 June 2011
Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:
Cash and cash equivalents	$6,747,177	$8,838,245

Notes to the Financial Statements Continued......

Note 12 - Events Subsequent to Reporting Date

In the months of January and February 2012 the Company sold 966,924 of its ADRs for aggregate gross proceeds of approximately A$1.55 million (US$1.63 million) through its "at-the-market" facility.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

Director's Declaration

The Directors' of the Company declare that;

1.	The financial statements and notes, as set out on pages 7 to 15 are in accordance with the Corporations Act 2001, including:

a.	complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

b.	giving a true and fair view of the Company's financial position as at 31 December 2011 and of its performance for the half year ended on that date.

2.	In the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Director

Melbourne

Dated: 23rd Day of February 2012

Independent auditor's review report to the members of Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited, which comprises the balance sheet as at 31 December 2011, and the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors' declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises both Prana Biotechnology Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. An for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2011 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN52 780 433 757

Freshwater Place, 2 Southbank Blvd, Southbank VIC, 3006

GPO Box 1331, MelbourneVIC, 3001 DX77, Melbourne, Australia

T +613 8603 1000, F +613 8603 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity's financial position as at 31 December 2011 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Andrew Barlow	Melbourne
Partner	23 February, 2012

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

February 24, 2012